CUSIP NO. 261570105                   13G                            PAGE 1 OF 5


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              The Dress Barn, Inc.
                                (Name of Issuer)


                          Common Stock, par value $.05
                         (Title of Class of Securities)


                                    261570105
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13G
                                  ------------

Item 1(a).      Name of Issuer:

                The Dress Barn, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                30 Dunnigan Drive
                Suffern, New York  10901

Item 2(a).      Name of Person Filing:

                Elliot S. Jaffe

Item 2(b).      Address of Principal Business Office:

                30 Dunnigan Drive
                Suffern, New York  10901

Item 2(c).      Citizenship:

                United States

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.05 per share.

Item 2(e).      CUSIP Number:
                261570105

Item 3.         Not applicable


                                Page 2 of 5 pages

Item 4.         Ownership

                (a).  Amount Beneficially Owned as of December 31, 2006:
                      14,869,664 (1)

                (b).  Percent of Class as of December 31, 2006: (1)

                (c). Number of shares at to which such person has as of December 31, 2006:

                        (i)   sole power to vote or to direct the vote:
                              14,869,664 (1)

                        (ii) sole power to dispose or to direct the disposition of: 14,869,664(1)

------------------------------
(1) Includes 348,344 shares (0.6%) owned directly by Elliot S. Jaffe and 14,521,320 shares (23.3%) owned by The Jaffe FLP Voting Trust, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.


                                Page 3 of 5 Pages

Item 5.         Ownership of Five Percent or Less of Class:

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                The Partnership owns 14,521,320 shares (23.3%) of common stock of The Dress Barn, Inc. (See footnote (1) to Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable.


                                Page 4 of 5 Pages

Item 9.         Notice of Dissolution of Group:

                Not Applicable.

Item 10.        Certification:

                Not Applicable.

                Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: January 29, 2007


                                        /s/ ELLIOT S. JAFFE
                                        -------------------------------
                                        Elliot S. Jaffe


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